CLEARLY CANADIAN ANNOUNCES PROPOSED FINANCING

VANCOUVER, B.C., March 1, 2007 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) (the “Company”) announced today a proposed non-brokered private placement with a group of investors including James Dines, BG Capital Group Ltd. and a leading Canadian merchant bank. The terms of the proposed financing include a sale of up to 1,700,000 common shares of the Company at US $3.00 per share with a warrant, exercisable at US $3.25 per share, attached to each common share sold. The proposed financing is subject to satisfactory due diligence and other conditions. Further, in connection with the proposed financing, the Company has entered into negotiations to acquire My Organic Baby, an emerging organic food and beverage company.

Forward Looking Statements and Disclaimer
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management. Further, there is no assurance that either the financing or acquisition proposed in this release will be completed. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

The securities being offered have not, nor will they be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

This press release is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale, would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries, and organic and natural dried fruit and nut snack foods, including the Sundridge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: ccorcoran@clearly.ca
Tel: 1 (604) 742-5318